FACT Corporation

November 28, 2005

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:  Karl Hiller – Branch Chief

By Facsimile and Electronic Filing

RE:

FACT Corporation

Form 10-KSB for the Fiscal Year Ended December 31, 2004

File April 15, 2005

SEC Response Letter dated September 19, 2005

File No. 000-17232

Dear Mr. Hiller:

In response to your letter of September 19, 2005, we provide the following written response.

General

Comment:

1.

You did not electronically file your response letter dated August 19, 2005, as required by Subparts 232.100 and 232.101 of Regulation S-T.  Please electronically file this response letter, as well as all future correspondence.

Response:

1.

We have previously addressed in this comment in our written correspondence dated September 30, 2005.

Comment

2.

In your next response, please provide the representations regarding the adequacy and accuracy of your disclosures requested at the end of this letter.

1530 9th Avenue SE

Calgary, Alberta

T2G 0T7

Phone:  (403) 204-0260

Fax: (403) 272-3620

www.factfoods.com

Response:

2.

We have included the representations regarding the adequacy and accuracy of our disclosures as requested at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Note 2 – Acquisition of Food and Culinary Technologies Group Inc. (FACT), Intellectual Property and Issuance of Class C Common Stock, page F-13

Comment:

3.

We have read your response to prior comment 2, indicating that the conversion rights extended to holders of your Class C common shares were not impacted by the four-for-one reverse stock split that occurred during 2003.  However, you have not addressed how the economic and voting equivalency of the Class A and Class C common shares were impacted, as we had requested.  Please explain how these compared before and after your reverse stock split, and cite the specific language in your agreement with the Class C stockholders governing the conversion.

Response:

3.

 As at the time of the reverse split undertaken during 2003 the economic and voting equivalency of the Class A and Class C common shares were not impacted.  The Articles of Amendment as approved on November 19, 2001 by the shareholders and as filed with the Secretary of State on November 19, 2001 provided as follows:

“(b) Voting.  The holders of Class A Common stock shall be entitled to one vote for each shares of Class A Common stock held.  The holders of the Class C Common Stock shall be entitled to one vote for each shares of Class C Common Stock held.  No holder of Class A Common Stock or Class C Common Stock shall be entitled to cumulative voting in the election of directors.

“(e) Conversion:  The holders of Class A Common stock shall have no right to convert the Class A Common Stock into any other class of securities of the Corporation.  The shares of Class C Common Stock may be converted to Class A Common Stock as follows:  (a) upon Food and Culinary Technology Group Inc. achieving U.S. $9,000,000.00 in total sales, one-third of the Class C shares may be converted; (b) upon Food and Culinary Technology Group Inc. achieving U.S. $27,500,000.00 in total sales, one-third of the Class C shares may be converted; (c) upon Food and Culinary Technology Group Inc. achieving U.S. $56,150,000.00 in total sales, one-third of the Class C shares may be converted.  Shares of Class C Common Stock shall be converted into shares of Class A Common Stock at the rate of 1 share of Class C Common Stock into 6 shares of Class A Common Stock.  Such conversion rate shall be adjusted as appropriate in the case of a stock split, dividend, or recapitalization of the Class A Common Stock.”

The reverse split of the Class A common stock took place on August 6, 2003.

.

Subsequent to the reverse split, on February 2, 2004 the conversion provision was amended as follows:

“(e)  Conversion:

The holders of Class A Common Stock shall have no right to convert the Class A Common Stock into any other class of securities of the Corporation.  The shares of Class C Common Stock may be converted to Class A Common Stock at any time upon the election of the holder of such shares.  Shares of Class C Common Stock shall be converted into shares of Class A Common Stock at the rate of 1 (one) share of Class C Common Stock into 6 (six) shares of Class A Common Stock.”

This amendment to the conversion was negotiated pursuant to the settlement of certain litigation, and the forgiveness of certain liabilities and obligations of the Company and its subsidiary Food and Culinary Technology Group Inc. The Class C stockholders entered into a fourth Amendment to the Share Exchange Agreement which we have appended hereto as Exhibit “A”.  The Class C shares  were amended so as to allow the Class C shareholders to continue to maintain effective control in consideration for their agreement to settle the litigation.

We will file a copy of the foregoing amendment to FACT’s articles of incorporation as Exhibit 3 with our amended 10KSB for this fiscal year ended December 31, 2004 to be filed pursuant to our further advice in this letter.

Comment:

4.

In response to prior comment 3, you explain that while FACT was the co-creation of FACT Group LLC and International Securities Group Inc. (ISG), it was jointly owned by three of your four directors, and all three directors of FACT Group LLC prior to your acquisition.  Given the shared interest of the directors you have identified, it is not clear that fair value accounting is the appropriate treatment under GAAP.  Explain to us which of these entities are under common control at the time of each transaction.  As part of your response, provide us a matrix showing the equity ownership percentages of all owners of both entities prior and immediately after each transaction.

Response:

4.

We have undertaken a more thorough review of the minute books of Food and Culinary Technology Group Inc. (FACT) and Capital Reserve Corporation (now FACT Corporation), as well as the pertinent transactional documents to provide the matrix you require.  We have clarified our prior advice and advise as follows:

FACT was incorporated in the State of Nevada on August 14, 2001 for the purpose of acquiring the rights to certain assets held by FACT Group LLC from the owners of FACT Group LLC and the Murdoch Group (comprised of TMAmercian Holdings, SN Global Investments Inc., Gallus Importations Inc., and Food Information Services Inc.).

The original shareholder of FACT was:

International Securities Group Inc. – 6,000 shares issued August 15, 2001

The sole director and officer of FACT at that time was W. Scott Lawler.  W. Scott Lawler was also the beneficial owner, and sole officer and director of International Securities Group Inc. as well as a member of the board of directors of Capital Reserve Corporation (now FACT Corporation).

At the time of the acquisition of FACT by Capital Reserve Corporation (now FACT Corporation) on November 7, 2001, the directors of Capital Reserve Corporation were Jacqueline Danforth, W. Scott Lawler and Sharon Patmore.

On November 7, 2001, Jacqueline Danforth was appointed to the Board of Directors of FACT.

On November 7, 2001, FACT and FACT Group LLC entered into an Acquisition Agreement and concurrently Capital Reserve Corporation (now FACT Corporation) and FACT entered into a Share Exchange Agreement.  At the time of the execution of the agreements, all parties save, Mr. Lawler, were arms length to FACT and Capital Reserve Corporation (now FACT Corporation).  For this reason we believe that fair value accounting is the appropriate treatment of this transaction.  The value of the acquisition related to the sole interested party, Mr. W. Scott Lawler, has been eliminated from the transaction as detailed in the worksheet appended as Exhibit “B” hereto.

On November 7, 2001, the Board of Directors of FACT approved the issuance of the following subscribed for shares of FACT:

TM American Holdings Ltd. – 1,325 shares – beneficial owner Thomas Murdoch

SN Global Investments Inc. – 825 shares – beneficial owner Susan Niedermayr

Gallus Importations Inc. – 525 shares – beneficial owner Paul Niedermayr

Food Information Services Inc. – 825 shares – beneficial owner Dr. Brian Raines

Pursuant to those agreements on November 7, 2001, the following parties were appointed to the Board of Directors and as officers of FACT:

Thomas Murdoch – Director and Chief Executive Officer

Paul Niedermayr -  Director and Chairman of the Board

The Acquisition Agreement between FACT and FACT Group LLC also required the issuance of 500 shares of FACT to the shareholders of FACT Group LLC, and therefore on November 7, 2001 upon approval of the Acquisition Agreement, the following shares were issued by FACT to:

Steven M. Schechter – 125 shares

Jennifer Flynn – 125 shares

Steven Copadicasa – 125 shares

Richard Gibbs – 125 shares

Pursuant to those agreements the Board approved the appointment of Steven Schechter on November 7, 2001 to the Board of FACT which appointment was effected on December 1, 2001.

The Share Exchange Agreement with Capital Reserve Corporation and FACT called for all of the shareholders of FACT to deliver their shares in exchange for 2,000,000 Class C Common Shares of Capital Reserve Corporation.

As briefly noted above, we have also attached a spreadsheet detailing ownership of FACT prior to and following the above noted transactions in order to clarify the interests of directors at the time of the transaction and our resultant treatment of transaction for accounting purposes.

Comment:

5.

On a related point, in responding to prior comment 4, you explain that provisions governing the conversion of Class C shares to Class A shares were eliminated when you realized that a sales contract anticipated at the time of arranging the transfer of property from FACT to you would no longer be secured.  However, since you did not impose other performance conditions on the transferees, and no economic benefits conveyed under the original transfer agreement were relinquished as a result of not being able to deliver the sales contract, it appears the conversion provisions were not substantive.  Along with your response to the comment above, describe changes in the composition of your directors that occurred at the time of acquiring FACT, and upon conversion of the Class C shares.  Identify the individuals who have appointed the directors for each entity prior to and after your acquisition and the conversion.

Response:

5.

Following is a table listing the directors, the dates appointed, and the individuals who made the appointments of   the directors for both FACT and Capital Reserve Corporation:

FACT (Food and Culinary Technology Group Inc.)

Director	Date Appointed	Appointed By	Date Resigned
W. Scott Lawler	August 15, 2001	W. Scott Lawler as Incorporator	Not Applicable
Jacqueline Danforth	November 7, 2001	W. Scott Lawler as Sole Shareholder	Not Applicable
Thomas Murdoch	November 7, 2001	Jacqueline Danforth and W. Scott Lawler	June 1, 2002
Paul Niedermayr	November 7, 2001	Jacqueline Danforth and W. Scott Lawler	July 22, 2002
Steven Schechter	December 1, 2001	Jacqueline Danforth, W. Scott Lawler, Thomas Murdoch, and Paul Niedermayr	July 23, 2003 (Mr. Schechter was not reelected at the Annual General Meeting held July 23, 2003)
Paul Litwack	January 23, 2003	Jacqueline Danforth, W. Scott Lawler and Steven Schechter
Mark Shapiro	January 23, 2003	Jacqueline Danforth, W. Scott Lawler and Steven Schechter	April 16, 2003

Capital Reserve Corporation (now FACT Corporation)

Director	Date Appointed	Appointed By*	Date Resigned
Sharon Patmore	October 6, 1998	Ralph Newton Jr. and Linda Opfer	January 22, 2003
W. Scott Lawler	November 1, 1999	Sharon Patmore
Jacqueline Danforth	August 7, 2001	W. Scott Lawler and Sharon Patmore
Paul Litwack	January 22, 2003	Jacqueline Danforth and W. Scott Lawler
Dr. Brian Raines	January 22, 2003	Jacqueline Danforth and W. Scott Lawler

*Please note that each of the appointed directors has stood for re-election at any annual general meetings held during their term of office and have been elected by the shareholders of the corporation.

The Class C shares were converted on February 11, 2004 at which time the directors of each of FACT and Capital Reserve Corporation (now FACT Corporation) were as follows:

FACT:  Jacqueline Danforth, Paul Litwack and W. Scott Lawler

Capital Reserve Corporation (now FACT Corporation): Jacqueline Danforth, Paul Litwack, Brian Raines and W. Scott Lawler.

There have been no changes to the Boards of Directors from the date of the Class C conversion to the date of this correspondence.

Comment:

6.

In response to prior comment 5, you explain that you believe recording a $2,000,000 royalty payable prior to the settlement agreement being reached is appropriate because you had the exclusive license for the use and exploitation of the intellectual property, and because it was probable the royalty payments would be made.  Since the royalty payment were tied to future sales, establishing a liability in recording the transaction appears inconsistent with the guidance in paragraph 27 or SFAS 141.  Further, if the provisions are profit sharing in nature, the guidance in EITF 95-8 would call for recognition against earnings in the periods the sales occur.  Please submit the analysis that you performed, addressing each class of factors set forth in that guidance, which you believe supports your characterization of the amounts as additional purchase consideration.

Response:

6.

To further clarify our previous response regarding the recording of the $2,000,000 royalty payment we respond as follows:

When the Company initially entered into the acquisition agreement in November 2001 whereby the Company would acquire the formulations, recipes and trade secrets (the “intellectual property”), the agreements called for the payment of $2,000,000 in cash to the vendors and the issuance of 500 shares of the common stock of Food and Culinary Technology Group Inc., as the combined acquisition cost.  The agreement further stated that the payment of the $2,000,000 in consideration shall come in the form of cash remittances in the total amount of $460,000 as various benchmarks were achieved by the Corporation, with the balance being payable in the form of a royalty of $0.05 per pound of premix sold until the total amount of $2,000,000 was paid in full.  The $2,000,000 cash payment was the agreed to amount of consideration for the asset being acquired (the intellectual property).  While timing of the payment was indeterminate due to the agreed to terms, the payment itself was required to be made for the Company to acquire ownership of the intellectual property, and as such it was not considered contingent consideration.   When the Company entered into a settlement agreement in August 2003 with the vendors of the asset, new payment terms were adopted regarding the $2,000,000 consideration.  Presently the terms require specific annual payments over a term of 10 years with a final balloon payment at the end of the 10th year such payment being calculated by deducting from the $2,000,000 acquisition cost all previously remitted payments to arrive at a net amount due (if any).  While the Company presently remits monthly payments based on a royalty of $0.05 per pound of product actually sold, this amount must be adjusted quarterly to meet minimum payment requirements according to the terms of the settlement agreement.   Again, the Company believes these terms support the recording of the total acquisition cost as a liability.  Perhaps the reference to the liability as a “royalty payable” is inconsistent with the actual nature of the liability we have recorded on our records for the acquisition cost payable with respect to the intellectual property.  We would be pleased to review our notes to adjust disclosure to further clarify.

The Company believes the treatment of the acquisition cost payable is correct, and that it does not fit the guidance put forth in SFAS 141, para. 27.  Additionally the Company advises we have not performed any analysis under the guidance set forth in ETIF 95-8.

Comment:

7.

We note your response to prior comment 6, in which you propose a disclosure revision explaining that your intangible assets have an indeterminate useful life, and that you will periodically analyze the assets for impairment.  Since you previously disclosed that once significant commercial operations commenced, an estimated useful life would be determined and amortization would begin, please explain how your view of the intangible assets has evolved to lead you to the notion that estimation is no longer possible.  Note that under the guidance in paragraph B59 of SFAS 142, indefinite does not mean indeterminable, and even if the precise useful life is not determinable, the intangible asset should still be amortized over the best estimate of useful life.   If you conclude the intangible assets have an indefinite useful life, please submit the impairment analysis that you performed, and disclose the information required under paragraphs 44 through 47 of SFAS 142.

Response:

7.

Further to our prior responses and disclosure regarding the useful life of our intangible assets, the Company has revisited this issue and reviewed all previous disclosure in detail.  Upon completing this review the Company believes it is possible to estimate the useful life of the asset based on the occurrence of two events: (1) The successful completion of more than one year of  commercial sales resulting from the use of the asset (intellectual property), at least one of such years providing significant revenues, and (2) the execution of a settlement agreement with the vendors of the asset which provides a specific term for payment of the acquisition cost relating to the asset.  As such, the Company has determined to amortize the asset on a straight line basis over a period of ten (10) years, which period reflects the maximum time over which the acquisition cost payable in respect of the asset may be remitted.  The Company will commence amortization effective the fiscal year ended December 31, 2004, which year end represents our second year of significant commercial sales.  The Company will remit proposed revisions in redline to the Form 10KSB filed for the year ended December 31, 2004 for your review prior to filing via Edgar.  Additionally, the Company will continue to periodically analyze the asset for impairment.

Note 16 – Distribution of Capital Canada, page F-23

Comment:

8.

We note your response to prior comment 9, explaining that you are awaiting final review of the accounting literature relied upon in the treatment of the distribution of Capital Canada shares by your auditors, and will reply with the specific accounting literature in a separate letter.  Please submit all correspondence that your receive from your auditor in the course of assembling your response to prior comment 9.

Please also ensure that you explain why Capital Canada was considered distributed for the fiscal year ended December 31, 2003, given that the spin-off was apparently subject to the approval of a 20-F registration statement which was not considered effective until May 2004.  Clarify in your response and disclosure, the effective date of the spin-off and how the subsidiary was accounted for before and after the spin-off.

Response:

Please be advised that we have no correspondence to remit from our auditors regarding the treatment of the distribution of Capital Canada shares.  In order to maintain the independence standards required, our auditor recommended we retain an independent consultant to review management’s treatment of the transaction for financial purposes.   A detailed review of the aforementioned distribution with our consultant and legal counsel has confirmed that the spin off was subject to the approval of both a 20F registration statement and the distribution of an information statement to the shareholders of Capital Canada in order to become effective, which activities were completed on June 25, 2004.  The operations of Capital Canada were included in our Form 10KSB filed for the fiscal year ended December 31, 2003.  For purposes of accounting for this subsidiary in the financial statements (in the form as presently filed via Edgar), the Company ceased consolidating the operations of Capital Canada as at the commencement of the 2004 fiscal year due to the fact that it believed the conclusion of the spin off was imminent and that FACT Corporation no longer operated the entity as a controlled subsidiary.

Therefore, as our investigation has confirmed the effective date of the spin off was June 25, 2004, the Company is prepared to re-state the financial statements (quarterly and annual reporting periods) for the fiscal year ended December 31, 2004 in order to reflect consolidated operations, including Capital Canada up to the effective date of the spin off and, thereafter ceasing to include the operations of Capital Canada, should your offices require.  We have attached the audited financial statements of Capital Canada as at December 31, 2004  as Exhibit “C” in order to assist in your determination of materiality of the omission and will await your further response.

Comment:

9.

We understand from your response to prior comment 10 that the impairment charge related to the $650,559 receivable from Capital Reserve Canada Limited was recorded as a direct reduction to your common stock account.  Tell us how you are able to support your accounting under the guidance in paragraph 13 of SFAS 114, which governs the treatment of loan impairment.

Response:

9.

Management of the Company does not believe paragraph 13 of SFAS 114 is the appropriate guidance with respect to the impairment charge related to the Capital Canada loan.  To provide additional clarification, the initial loan receivable recorded on the books of the Company as it relates to Capital Canada was recorded as a debit to accounts’ receivable and a credit to the common stock account.  This transaction reflected the issuance by the Company of shares of its common stock to a third party on behalf of Capital Canada in order to facilitate the acquisition of an operating oil and gas property.  As such, management does not believe that impairment of the transaction through its expense accounts, as recommended under paragraph 13 of SFAS 114, is appropriate treatment.   We believe the impairment of the loan directly to the common stock account is correct.

Closing:

The Company hereby acknowledges that:

-

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jacqueline Danforth

Jacqueline Danforth

Director

cc:  Mark A. Wojciechowski – Staff Accountant

EXHIBIT A

FOURTH AMENDMENT TO SHARE EXCHANGE AGREEMENT

This Fourth Amendment to Share Exchange Agreement (this “Amendment”) is entered as of this 2nd day of February, 2004, to amend that certain Share Exchange Agreement (the “Exchange Agreement”) dated November 7, 2001, as previously amended by the Amendment to Share Exchange Agreement dated February 11, 2002, by the Second Amendment to Share Exchange Agreement dated April 30, 2002 and by the Third Amendment to Share Exchange Agreement dated June 11, 2002 (collectively, the “Exchange Agreement”) by and among FACT Corporation, previously known as Capital  Reserve Corporation, a Colorado corporation (“Corp.”) and Food and Culinary Technology Group, Inc., a Nevada corporation ("Group"), and the shareholders of FACT, namely International Securities Group, Inc., a Nevada corporation, TMAmerican Holdings Limited, a Nova Scotia corporation, and Food Information Services Inc., a Florida corporation. The following entities, who were parties to the Exchange Agreement and the first three Amendments referenced above, are not parties to this Amendment are they ceased being shareholders of Group prior to the date hereof: SN Global Investments Inc. a Nova Scotia corporation, Gallus Importations Inc., a Quebec corporation, Steven M. Schechter, Jennifer Flynn and Steven Capodicasa.

WHEREAS, the Exchange Agreement provides in Section 3 thereof, among other things, that the shares of Corp. Class A common stock and the shares of Group common stock shall be released upon certain specified events; and

WHEREAS, the parties now wish to amend such provision of the Exchange Agreement as set forth below in this Amendment.

NOW THEREFORE, upon full and complete execution hereof, the Exchange Agreement is deemed to be amended as follows:

1.  All undefined terms used herein shall have the meaning ascribed thereto in the Exchange Agreement.

2.  All of the Group Shares stock held in escrow shall immediately be released and delivered to Corp. and that all of the FACT Shares issued to ISG, TM and FIS pursuant to Section 3 of the Exchange Agreement shall be released and delivered to such entities.

3. The Escrow is hereby closed and the Escrow Agent, upon delivery of the Group shares, shall have no further obligations, rights or duties under the Exchange Agreement.

4. Subsection 3.C of the Exchange Agreement is hereby deleted and shall have no further obligation on the Corp. or Group.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed the day and the year first above written.

FOOD AND CULINARY

FACT CORPORATION,

TECHNOLOGY GROUP INC., a Nevada

a Colorado corporation

corporation

By: /s/ Jacqueline Danforth

By: /s/ Jacqueline Danforth

Name:

Jacqueline Danforth

Name: Jacqueline Danforth

Title:   President

Title: President

INTERNATIONAL SECURITIES

FOOD INFORMATION SERVICES

GROUP INC., a Nevada corporation

INC., an Ontario corporation

By: /s/ W. Scott Lawler

By: /s/ Brian Raines

Name:  W. Scott Lawler

Name:

Brian Raines

Title:

President

Title: President

TMAMERICAN HOLDINGS LTD.,

a Nova Scotia corporation

By: /s/ Thomas Murdoch

Name:

Thomas Murdoch

Title: President

EXHIBIT B

Matrix of Ownership FACT
	Shareholder	% Ownership	Number of shares	Beneficial Owner
15-Aug-01	International Securities Group Inc.	1.000000	6,000	W. Scott Lawler

7-Nov-01	TM American Holdings Ltd.	0.132500	1,325	Thomas Murdoch
	SN Global Investments Inc.	0.082500	825	Susan Niedermayer
	Gallus Importations Inc.	0.052500	525	Paul Niedermayr
	Food Information Services Inc	0.082500	825	Brian Raines
	Richard Gibbs	0.012500	125
	Jennifer Flynn	0.012500	125
	Steven Schechter	0.012500	125
	Steven Capodicasa	0.012500	125
	International Securities Group Inc.	0.600000	6,000	W. Scott Lawler

7-Nov-01	Capital Reserve Corporation (now FACT Corporation)	1.000000	10,000	Shares acquired under Share Exchange Agreement

	At the date of the transaction agreements between FACT, Capital Reserve Corporation (Now FACT Corporation)
	and FACT Group LLC, all parties were arms length other than International Securities Group Inc.
	Concurrent with the execution of the Acqusition Agreement and Share Exchange Agreement, certain shareholders of FACT became related parties
	as a result of their appointment to the Board of Directors of FACT and/or Capital Reserve Corporation.

Value attributed to transaction:
$2,000,000.00	Cash royalties required to be paid
$1,350,000.00	Shares @ $0.65 per share
$3,350,000.00
$810,000.00	Related party removed for FV purposes (1,300,000 shares owned by ISG)
$2,540,000.00	Fair Value of transaction as recorded

EXHIBIT C

CAPITAL RESERVE CANADA LIMITED

FINANCIAL STATEMENTS

AS AT THE FISCAL YEARS ENDED DECEMBER 31, 2004 AND 2003

with

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(Amounts Expressed in U.S. Dollars)

INDEX TO FINANCIAL STATEMENTS

CAPITAL RESERVE CANADA LIMITED

FINANCIAL STATEMENTS

with

REPORT OF INDEPENDENT REGISTED PUBLIC ACCOUNTING FIRM

(Amounts Expressed in U.S. Dollars)

Page

Report of Independent Certified Public Accountants	F-2

Financial Statements:

Balance Sheets	F-3

Statements of Operations	F-4

Statements of Cash Flows	F-5

Statement of Shareholders’ Deficit	F-6

Notes to Financial Statements	F-7 to F-12

Supplemental Information	F-13 to F-15

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of

Capital Reserve Canada Limited

We have audited the balance sheet of Capital Reserve Canada Limited as at December 31, 2004 and the related statements of operations and changes in stockholders’ deficiency and cash flows for the year ended December 31, 2004. These financial statements are the responsibility of the company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board in the United States.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatements.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Reserve Canada Limited as at December 31, 2004 and the results of its operations and its cash flows for the year ended December 31, 2004, in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the company will continue as a going concern.  As outlined in note 2 to the financial statements, the company has reported a net liability position and has accumulated operating losses since inception.  This raises substantial doubt of its ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The financial statements as at December 31, 2003 and for the year then ended, were audited by other auditors who expressed an opinion without reservation on the statements in their report dated April 12, 2004.

        SCHWARTZ LEVITSKY FELDMAN LLP (SIGNED)

Montreal, Quebec, Canada

July 10, 2005

Chartered Accountants

CAPITAL RESERVE CANADA LIMITED

Balance Sheets

As At December 31, 2004 and 2003

(Amounts expressed in United States Dollars)

	2004	2003
ASSETS

Current
Cash	$ 2,408	$ 3,920
Accounts receivable	1,559	3,929
Accounts receivable (related party)	-	3,983
Loan receivable (related party)	6,559	-
Total current assets	10,526	11,832

Oil & Gas Leases (net of accumulated depletion) (Full cost method)
Evaluated	-	5,506
Unevaluated	-	14,459
Office equipment and computers (net of accumulated depreciation of $279 (2004) and $1,583 (2003))	1,583	-
Total assets	$ 12,109	$ 31,797

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY

Current
Accounts payable and accrued liabilities	$ 10,629	$ 15,201
Accounts payable (related party)	2,368	207
Loans payable	-	1,087
Due to FACT Corporation	662,059	664,288
Total current liabilities	675,056

Provision for site restoration	-	3,067
Total liabilities	675,056	683,850

Commitments and contingencies-note7
Stockholders’ deficiency
Common stock, authorized unlimited number of Class A common shares, no par value, 2,000,000 shares issued and outstanding	68	68
Accumulated deficit	(641,556)	(639,885)
Accumulated other comprehensive loss	(21,459)	(12,236)
Total stockholders’ deficit	(662,947)	(652,053)
Total liabilities and stockholders’ deficiency	$ 12,109	$ 31,797

The accompanying notes are an integral part of these financial statements

CAPITAL RESERVE CANADA LIMITED

Statements Of Operations

For the Year Ended December 31, 2004 and 2003

(Amounts expressed in United States Dollars)

	2004	2003

Revenue
Petroleum and natural gas (net of royalties)	$ 2,089	$ 30,583
Rental income	48,270	34,609
Total revenue	50,359	65,192

Operating expenses
Petroleum and natural gas related costs (including depletion)	975	22,712
Rental operating costs	28,282	23,983
Legal	222	2,162
Consultants	-	2,799
Administrative expenses	6,682	10,346
Depreciation and amortization	279	480
Loss (Gain) on disposal of assets	16,481	(27,804)
	52,921	34,679

Earnings (loss) from operations	(2,562)	30,513

Other income and expenses:
Interest income	899	2,084
Interest expense	(8)	(4,951)
	891	(2,867)

Net earnings (loss)	$ (1,671)	$ 27,646

Net earnings (loss) per common share	(0.001)	0.01

Weighted average number of common shares outstanding

Basic	2,000,000	2,000,000
Diluted	2,000,000	2,000,000

The accompanying notes are an integral part of these financial statements

CAPITAL RESERVE CANADA LIMITED

Statements Of Cash Flows

For the Year Ending December 31, 2004 and 2003

(Amounts expressed in United States Dollars)

	2004	2003
Operating activities
Net earnings (loss)	$ (1,671)	$ 27,646
Adjustments to reconcile net earnings to net cash used in operating activities:
Depletion, amortization and site restoration	279	4,991
(Gain) Loss on disposal of assets	16,481	(27,804)
(Increase) decrease in accounts receivable	6,353	835
Decrease (increase) in loans receivable	(6,559)	-
Decrease in prepaid expenses	-	581
Decrease in accounts payable and accrued liabilities	(2,411)	(8,533)
Net cash flows provided by (used in) operating activities	12,472	(2,285)

Investing activities
Drilling expenditures	-	(6,959)
Proceeds from sale of oil & gas assets	-	113,920
Acquisition of office equipment	(1,862)
Loan advances	-	402
Net cash flows provided by (used in) investing activities	(1,862)	107,363

Financing activities
Loan proceeds	-	1,087
Loan repayment	(1,087)	(50,500)
Repayment to loan from FACT Corporation	(2,229)	(6,187)
Net cash flows provided by (used in) financing activities	(3,316)

Effects of foreign currency exchange rate on cash and cash equivalents	(8,806)	(46,059)

Net increase (decrease) in cash and cash equivalents	(1,512)	3,419
Cash and cash equivalents, beginning of the year	3,920	501
Cash and cash equivalents, end of the year	$ 2,408	$ 3,920

Supplemental disclosure of cash flow information:
Interest paid	$ 8	$ 4,326
Income tax paid	$ 0	$ 0

The accompanying notes are an integral part of these financial statements

Capital Reserve Canada Limited

Notes to Financial Statements

December 31, 2004 and 2003

(Amounts expressed in United States Dollars)

CAPITAL RESERVE CANADA LIMITED

Statement Of Changes In Stockholders’ Deficiency

For the Year Ended December 31, 2004

(Amounts expressed in United States Dollars)

	Class A Common Stock
	Shares	Amount	Accumulated deficit	Accumulated other comprehensive income (loss)	Total Shareholders’ Deficit

Balance at December 31, 2001	2,000,000	68	(646,101)	19,959	(626,074)
Net loss for the year	—	—	(21,429)	—	(21,429)
Foreign currency translation	—	—	—	(1,475)	(1,475)
Balance at December 31, 2002	2,000,000	68	(667,530)	18,484	(648,978)
Net earnings for the year	—	—	27,646	—	27,646
Foreign currency translation	—	—	—	(30,720)	(30,720)
Balance at December 31, 2003	2,000,000	68	(639,885)	(12,236)	(652,053)
Net loss for the year	—	—	(1,671)	—	(1,671)
Foreign currency translation	—	—	—	(9,223)	(9,223)
Balance December 31, 2004	2,000,000	68	(641,556)	(21,459)	(662,947)

The accompanying notes are an integral part of these financial statements

Note 1- Summary of Significant Accounting Policies

This summary of significant accounting policies of Capital Reserve Canada Limited (the “Company”) is presented to assist in understanding the Company’s financial statements. The financial statements and notes are representations of the Company’s management who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles in the United States of America and have been consistently applied in the preparation of the financial statements, which are stated in U.S. Dollars.

Organization

The Company is an Alberta, Canada corporation formed December 8, 1999 to locate and acquire producing oil and gas assets in Canada. The Company was a wholly owned subsidiary of FACT Corporation, a publicly traded Colorado corporation, up until November 1, 2004, when FACT Corporation distributed  ownership of the Company to its existing shareholders and its debenture holder.

Operations

The Company presently has no ongoing operations having divested of its oil and gas leases as at December 1, 2004.  The Company is presently reviewing other acquisitions in the oil and gas industry.

Use of Estimates in the preparation of the financial statements

The preparation of the Company’s financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Depreciation

Depreciation has been provided in amounts sufficient to relate the costs of depreciable assets to operations over their estimated useful lives principally on the straight-line method from two to five years.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Currency

The functional currency of the Company is the Canadian dollar. Assets and liabilities in the accompanying financial statements are translated to United States dollars at current exchange rates and income statement accounts are translated at the average rates prevailing during the period. Related translation adjustments are reported as other comprehensive income, a component of stockholders’ equity.

Gain (Loss) Per Share

Gain (loss) per share of common stock is computed by dividing the net loss by the weighted average number of common shares outstanding during the year.  Fully diluted earnings per share are not presented because they are anti-dilutive.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 107 (“SFAS 107”), Disclosure About Fair Value of Financial Instruments. SFAS 107 requires disclosure of fair value information about financial instruments when it is practicable to estimate that value. The carrying amount of the Company’s cash and cash equivalents, accounts receivable, prepaid expenses and other current expenses, and the current portions of notes payable approximate their estimated fair values due to their short-term maturities.

Valuation of Long-Lived Assets

The Company periodically analyzes its long-lived assets for potential impairment, assessing the appropriateness of lives and recoverability of unamortized balances through measurement of undiscounted operating cash flows on a basis consistent with accounting principles generally accepted in the United States of America.

Income taxes

The Company is subject to Canadian income taxes.

Income taxes are accounted for under the asset and liability method.  Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

Revenue recognition

Revenues are recognized in accordance with SEC Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements."  Rental income from real estate properties is recognized on a monthly basis in accordance with lease provisions unless the Company determines that collection is unlikely. The Company recognizes oil and gas sales upon delivery to the purchaser using the sales method.

Other

The company has selected December 31 as its year-end.

The Company paid no dividends in 2004 or 2003.

Reclassifications

Certain reclassifications have been made to previously reported statements to conform to the Company’s current financial statement format.

Note 2 – Basis of Presentation and Going Concern

Generally accepted accounting principles in the United States of America contemplates the continuation of the Company as a going concern.  However, the Company has reported a net liability position and has accumulated operation losses since its inception, which raises substantial doubt about the Company’s ability to continue as a going concern.  The continuation of the Company is dependent upon the continuing financial support of creditors and stockholders and upon obtaining the capital requirements for the continuing operations of the Company.  Management believes actions planned and presently being taken provide the opportunity for the Company to continue as a going concern.

Note 3 – Oil and Gas Activities

Acquisition of exploration leases in Montana and a producing property in Colorado:

On June 10, 2003, FACT Corporation, Terra Nostra Resources Ltd. and Capital Reserve Canada Limited entered into an agreement whereby Capital Reserve Canada Limited acquired a 4% working interest in petroleum and natural gas rights in Rosebud County Montana, U.S.A. (the “Montana leases”), and a 10% interest in certain oil and gas assets, known as the “Kejr leases”, S/2 Section 11, Township 2 South, Range 56 West, Washington County, Colorado,  in consideration of the amount of $10,000, which Capital Canada agreed to pay to the FACT Corporation.  There are two producing wells on the leases, the Kejr 23-11, and the Kejr 24-11.

The Kejr 23-11 came on production in December 1996 and the Kejr 24-11, which was a marginal well, was brought on production by the operator in June 1997.  A third well drilled on the Kejr leases, the Keela 34-10, was a dry hole and was shut in.

The operation of the Kejr wells and the sale of the oil are managed by the operator, Merit Energy Company (“Merit”) and thus Capital Canada is dependent upon the expertise of Merit to deliver the output of these wells in the most beneficial manner possible. The operating agreement executed between Capital Canada and the operator, Merit, requires Merit to comply with any and all environmental and other governmental agency laws, regulations and permit requirements. Merit carries excess liability insurance with a limit of $5,000,000 at a cost of $180.00 per annum. Capital Canada’s portion of the liability insurance is $18.00 per annum which is included in the monthly billings for operating costs from the operator of the property. The lease operating costs are current.

Capital Canada was advised that the insurance costs would be $12,000 per annum for extra coverage over and above that carried by Merit as operator, but declined to effect such coverage as the costs were prohibitive.  Any losses or damages caused in the operation of this well that is not covered by operator’s insurance would be a liability for Capital Canada. Capital Canada believes that the liability insurance carried by the operator is sufficient to pay for any and all claims which may arise from the operation of the well or any breaches of environmental laws, save for any claims which may be due to operator negligence or fraud. Capital Canada could be named in any litigation brought against the operator by any party and may be found liable should the operator be unable to pay any awards from such litigation. In such event, Capital Canada could be unable to pay and may not be able to continue to exist. Capital Canada will also be liable for a pro-rata portion of expenses incurred in the event the wells are shut-in which are estimated to be 10% of $6,000 total costs.  Production from these wells was minimal in 2004 and therefore, the Company determined to divest itself of these leases, and all other undeveloped oil and gas leases.  On December 23, 2004 the Company executed an agreement with Ultimate Destinations Inc., whereby it agreed to transfer all of its oil and gas assets in exchange for indemnity from the purchaser against any and all future costs, claims or actions arising from the producing properties and exploration/development leases.  As a result of this transaction the Company has written down all capitalized leasehold and acquisition costs relating to each of its formerly owned oil and gas interests, recovered any outstanding reclamation liabilities and expensed any remaining depletion as at the date of the transaction for a net loss of $16,481.

Drilling  activities

During the spring of 2003 an eight mile geophysical seismic program was conducted on the Montana leases to define drilling locations.  The operator of the project identified a 6,400 foot drilling location and Capital Canada participated in the drilling of an exploration well in July, 2003.  Capital Canada’s total portion of drilling costs and associated costs was US$6,959. The well was a dry hole.

Capital Canada divested its interest in the Montana leases effective December 1, 2004.

Note 3 – Oil and Gas Activities (Cont’d)

For all oil and gas figures reported up to the time of divestiture in fiscal 2004, the Company elected to follow the full cost method of accounting for its oil & gas activities.  Accordingly, all costs associated with the acquisition, exploration, and development of oil and gas reserves, including directly related overhead costs, are capitalized.

During the year ended December 31, 2003 Capital Canada expended a total of $6,959 for the drilling of an exploration well and associated costs with respect to the Montana leases discussed above.  These costs were capitalized during the fiscal year ended December 31, 2003.  Concurrent with the divestiture of the leases, however, this amount has been written down at the close of the current fiscal year. Additionally, the Company has expensed the future site allowance with respect to the Colorado leases, in accordance with SFAS 143, and their divestiture.

All capitalized costs of oil and gas properties, including estimated future costs to develop proved reserves, are depleted on the unit of production method using estimates of proved reserves.  Investments in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs.  If the results of an assessment of unproved properties indicate that they are impaired, the amount of the impairment is added to the capitalized costs to be amortized.

 In addition, the capitalized costs are subject to a “ceiling test”, which basically limits such costs to the aggregate of the “estimated present value” discounted at a 10 percent interest rate of future net revenues from proved reserves based on current economic and operating conditions, plus the lower of cost or fair market value of unproved properties

Sales of proved and unproved properties are accounted for as adjustments of capitalized costs with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas, in which case the gain or loss is recognized in income.  Abandonment of properties are accounted for as adjustments of capitalized costs with no loss recognized.

Capitalized leasehold costs by geographic areas are as follows:

Area	December 31, 2004	December 31, 2003

Canada	$ —	$ —
United States	—	19,965

Note 4 – Loans Payable

Loans payable as at the year ended December 31, 2003 includes an amount of $1,087 bearing interest at a rate of 18% per annum with no specific terms of repayment.  This amount was retired in full during the current fiscal year ending December 31, 2004.

Note 5 – Due to FACT Corporation

Due to FACT Corporation consists of amounts advanced from the Company’s former parent, and are presently non-interest bearing.  During fiscal 2003, the Company’s former parent, FACT Corporation, a publicly traded Colorado corporation, determined to spin off to its shareholders its 100% interest in the Company. As a result a 20-F registration statement was filed with the SEC on  July 11, 2003.  During the final quarter of fiscal 2004, the spin-off became effective and the Company ceased to be a wholly owned subsidiary of FACT Corporation.  As of December 31, 2004 the Company is in debt to FACT Corporation in the net amount of $662,059, which amount, as at the date of this financial statement was under negotiation by the Boards of the Company and FACT Corporation as to repayment options.  Presently the amount is a demand loan with no specific terms of repayment.

Note 6 – Related Party Transactions

During the fiscal year ended December 31, 2004, the Company was charged fees totaling $223 and reimbursement of expenses totaling $1,923 by International Securities Group Ltd., a Company controlled by a W. Scott Lawler, a director of the Company, a total of $2,368 remained unpaid as at the year ended December 31, 2004. The Company was charged $3,539 in consulting and administrative fees during 2003 by International Securities Group Ltd.

During the fiscal year ended December 31, 2004, the Company advanced an amount of $6,559 to Wall Street Investments Ltd., a wholly owned subsidiary of FACT Corporation.

Note 7 – Commitments

The Company has entered into an office lease agreement to make minimum lease payments as follows:

2005	$ 37,552

The Company has subleased this property for the remaining term of the lease.  The lease will expire on October 31, 2005 and will not be renewed.

 Note 8 – Income Taxes

The Company is subject to Canadian income taxes.

Significant components of the Company’s net deferred income tax asset are as follows:

Undepreciated capital cost of capital assets over net book value	2,887
Non-capital loss carry forward	331,564
Cumulative Canadian oil and gas property expenses	736,627
Less: Valuation allowance	(1,071,078)
Net deferred income tax asset	—

As of December 31, 2004, the Company’s non-capital losses of approximately $332,000 and cumulative Canadian oil and gas property expenses of approximately $737,000 are carried forward for tax purposes and are available to reduce taxable income of future years. The non-capital losses expire in 2007 through 2010, the cumulative Canadian oil and gas property expenses can be forward indefinitely. No deferred income taxes have been recorded because of the uncertainty of future taxable income to offset. These carryforwards may not be available if there is a significant change in ownership of the company.

The reconciliation of income tax (benefit) computed at the statutory rate to income tax expense (benefit) is as follows:

Tax (benefit) at federal statutory rate	(38.60)%
Valuation allowance	38.60
Tax provision (benefit)	0.00%

Note 8 – Segment reporting

The Company’s operations consist of one reportable segment which derives its revenue from the sale of oil, natural gas, and related products.   Effective as at December 1, 2004 the Company divested all of its oil and gas assets and presently has no operations.

Note 9  – Recent Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." It requires existing unconsolidated variable interest entities (VIE's) to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among the parties involved. It applies immediately to VIE's created after January 31, 2003 and to VIE's in which an enterprise holds a variable interest that was acquired before February 1, 2003, the Interpretation applies for periods beginning after June 15, 2003. In December 2003, the FASB reissued Interpretation No. 46 with certain modifications and clarifications for certain VIE's. The Company has no unconsolidated VIE's and therefore its financial statements are in compliance with the requirements of Interpretation No. 46.

Capital Reserve Canada Limited

Supplemental Information

December 31, 2004 and 2003

(Amounts expressed in United States Dollars)

In April 2003, the FASB issued SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", which amends and clarifies the accounting guidance on certain derivative instruments and hedging activities. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003 and hedging relationships designated after June 30, 2003. The adoption of this statement did not impact the Company's financial position, results of operations, or cash flows.

In May 2003, the FASB issued SFAS No.150,  “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.”  SFAS 150 establishes standards for how an issuer of equity (including the equity shares of any entity whose financial statements are included in the consolidated financial statements) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.  SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and for existing financial instruments after July 1, 2003.  The adoption of this statement did not impact the Company’s financial position, results of operations, or cash flows.

During 2004, the FASB issued SFAS No. 151, “Inventory Costs – an amendment of ARB No. 43, Chapter 4”, SFAS No. 152, “Accounting for Real Estate Time-Sharing Transactions – an amendment of FASB Statements No. 66 and 67”, SFAS No. 153, “Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29”, and SFAS No.123 (revised 2004), “Share-based Payment”.  These statements are effective for periods after these financial statements.  We do not believe the impact of adoptions of these statements will be significant to our overall results of operations or financial position.

Note 10 – Subsequent Events

On July 1, 2005, the Company agreed  into a convertible loan with FACT Corporation in the principal amount of $662,059 convertible for a period of two years from July 1, 2005 at $0.05 per share.  We have agreed to accrue interest on the loan back to the initial date of the loan which was March 1, 2000 at the rate of Bank of America prime plus 1% compounded annually.  If not converted the note plus accrued interest will be due on June 30, 2007.

The Company is presently reviewing the potential acquisition of an oil and gas services company.

Capitalized Costs Relating to Oil and Gas Producing Activities:
	Total	U.S.	Canada

At December 31, 2003
Evaluated oil and gas properties
Developments costs	—	—	—
Acquisition costs	$—	$—	$—

Unevaluated oil and gas properties			—
Developments costs	$6,959	6,959	—
Acquisition costs	13,067	13,067	—

Less accumulated depreciation, depletion,
amortization, and impairment reserves	(61)	(61)	—
Net capitalized costs	$19,965	$19,965	$—

At December 31, 2004
Evaluated oil and gas properties
Developments costs	—	—	—
Acquisition costs	$—	$—	$—

Unevaluated oil and gas properties
Developments costs	—	—	—
Acquisition costs	$—	$—	$—

Less accumulated depreciation, depletion,
amortization, and impairment reserves	—	—	—
Net capitalized costs	$—	$—	$—

Costs Incurred in Oil and Gas Producing Activities -
	Total	U.S.	Canada
For the Year Ended December 31, 2003:
Exploration costs -
Undeveloped oil and gas properties	6,959	6,959	—
Development costs	—	—	—
Amortization rate per equivalent barrel of production	$1.49

For the Year Ended December 31, 2004:
Exploration costs -
Undeveloped oil and gas properties	—	—	—
Development costs	—	—	—
Amortization rate per equivalent barrel of production	$—

Results of Operations for Oil and Gas Producing Activities -
	Total	U.S.	Canada
For the Year Ended December 31, 2003:
Oil and gas sales, net of royalties	$30,583	$2,847	$27,736
Production costs	(18,147)	(2,465)	(15,682)
Depreciation, depletion, and amortization	(4,566)	(61)	(4,505)
			7,549
Income tax expense	—	—	—
Results of operations for oil and gas producing activities (excluding corporate overhead and financing costs)	$7,870	$321	$7,549

For the Year Ended December 31, 2004:
Oil and gas sales, net of royalties	$2,089	$2,089	$—
Production costs	(975)	(975)	—
Depreciation, depletion, and amortization	—	—	—
			—
Income tax expense	—	—	—
Results of operations for oil and gas producing activities (excluding corporate overhead and financing costs)	$1,114	$1,114	$—

Reserve Information:

The Company has no reserves concurrent with the divestiture of all oil and gas operations effective December 1, 2004.  The following estimates of proved developed reserve quantities and related standardized measure of discounted cash flow are estimates only, and do not purport to reflect realizable values or fair market values of the company’s reserves.  The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of producing oil and gas properties. Accordingly, estimates are expected to change as future information becomes available.

Proved reserves are estimated reserves of crude oil (including condensate and natural gas liquids) and natural gas that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those expected to be recovered through existing wells, equipment, and operating methods.

The standardized measure of discounted future net cash flows is computed by applying year-end prices of oil and gas (Edmonton Light Sweet for oil and Edmonton spot for gas, without consideration for price changes since the Company has no long-term contractual arrangements) to the estimated future production of proved oil and gas reserves, less estimated future expenditures (based on year-end costs) to be incurred in developing and producing the proved reserves, less estimated future income tax expenses (based on year-end statutory tax rates, with consideration of future tax rates already legislated) to be incurred on pretax net cash flows less tax basis of the properties and available credits, and assuming continuation of  existing economic conditions.  The estimated future net cash flows are then discounted using a rate of 10 percent a year to reflect the estimated timing of the future cash flows.

	December 31, 2004		December 31, 2003
	Oil (Bbls)	Gas (Mcf)	Oil (Bbls)	Gas (Mcf)
Proved developed and undeveloped reserves -
Beginning of year	3,270	—	8,243	63,000
Revisions of previous estimates	—	—	—	—
Purchase of minerals in place	—	—	3,351	—
Production	131	—	423	3,578
Sale of US pool	(3,139)	—	—	—
Sale of Canadian pool	—	—	7,901	59,422
End of year	—	—	3,270	—

Proved developed reserves -
Beginning of year	3,270	—	8,243	63,000
End of year	—	—	3,270	—

Standardized Measure of Discounted Future Net Cash Flows:

Net Cash Flows at December 31, 2004 and 2003 -
	2004	2003
Net cash inflows	$—	$10,249
Future production costs	—	(5,125)
Future development costs	—	—
Future income tax expense	—	—
Future net cash flows	—	5,124
10% annual discount for estimated timing of cash flows	—	(762)

Standardized measure of discounted future net	—
Cash flows relating to proved oil and gas reserves	$—	$4,362

The following reconciles the change in the standardized measure of discounted future net cash flow:

Net Cash Flows at December 31, 2004 and 2003 -
	2004	2003
Beginning of year	$4,362	$82,000
Sales of oil and gas produced, net of production costs	(1,114)	(12,435)
Sale of Canadian pool	—	(69,946)
Sale of US pool	(3,248)	—
Purchase of minerals in place	—	3,981
Net change in prices and production costs	—	—
Development costs incurred during the year which were previously estimated	—	—
Revisions of previous quantity estimates	—	—
Accretion of discount	—	—
Net change in income taxes	—	—
Other	—	762
End of year	$—	$4,362